November 29, 2006

Via Facsimile ((713) 877-1547) and U.S. Mail

Robert L. Sonfield, Jr., Esq.
Managing Director
Sonfield & Sonfield
770 South Post Oak Lane, Suite 435
Houston, TX 77056

Re:	MediQuip Holdings, Inc.
	Schedule 14F-1 filed November 24, 2006
	File No. 005-79086

Dear Mr. Sonfield:

	We have reviewed the Schedule 14F-1 referenced above and have the following comment.
1. We note you have provided some of the disclosure by Item 6(d) of
Schedule 14A. Please revise your schedule to provide all of the information required by Items 6(a), (d) and (e), 7 and 8 of Schedule
14A. Refer to Rule 14f-1. In addition, given the substantial lack of compliant disclosure, please tell us whether you intend to recirculate your information statement.

Closing Comments

	Please revise your Schedule 14F-1 to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

	Note that we may have additional comments after we review your amendment and response letter. Please indicate how you intend to disseminate the amended Schedule 14F-1 filed in response to the comments above.

	In connection with responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact the undersigned at (202) 551-3619 with any questions.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Robert L. Sonfield, Jr., Esq.
Sonfield & Sonfield
November 29, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE